# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Haymaker Acquisition Corp. 4, CIK 0001970509
CUSIP: G4375F108
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 3024 Royal Palm Way, Suite 300-I, Palm Beach, Florida (FL), 33480
Date of event which requires filing of this statement: 04/08/2026
Filed by CIK 0001986992
Persons authorized to receive notices and communications: Andrew R. Heyer, 3024 Royal Palm Way, Suite 300-I, Palm Beach, Florida (FL), 33480, (212) 616-9600

## Reporting persons
- Haymaker Sponsor IV LLC (CIK 0001986992): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Andrew R. Heyer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Steven Heyer (CIK 0001161492): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Name of issuer: Haymaker Acquisition Corp. 4
Address of issuer's principal executive offices: 3024 Royal Palm Way, Suite 300-I, Palm Beach, Florida (FL), 33480

## Item 2. Identity and Background
Name of person filing:
Haymaker Sponsor IV LLC("Sponsor");
Andrew R. Heyer; and
Steven J. Heyer
Residence or business address: Sponsor is organized under the laws of the State of Delaware. Andrew R. Heyer and Steven J. Heyer are citizens of the United States. The address for the principal business office of each Reporting Person is 3024 Royal Palm Way, Suite 300-I, Palm Beach, FL 33480.
Present principal occupation or employment: During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: DE and X1

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. In connection with the closing of the Business Combination (as defined below), the Reporting Persons' existing securities in Haymaker Acquisition Corp. 4 were converted into securities of Suncrete, Inc.

## Item 4. Purpose of Transaction
Purpose of transaction:
On April 8, 2026 (the "Closing Date"), the Issuer consummated its previously announced business combination (the "Closing") pursuant to that certain Business Combination Agreement, dated October 9, 2025 (the "Business Combination Agreement"), by and among Suncrete, Inc. ("PubCo"), Haymaker Acquisition Corp. 4, a Cayman Islands exempted company ("Haymaker" or "SPAC"), Haymaker Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of PubCo ("Merger Sub I"), Haymaker Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of PubCo ("Merger Sub II"), and Concrete Partners Holding, LLC, a Delaware limited liability company ("Suncrete").

Immediately prior to the Closing, on April 8, 2026, Haymaker transferred by way of continuation out of its jurisdiction of incorporation from the Cayman Islands and domesticated into the State of Delaware (the "Domestication" and the time at which the Domestication became effective, the "Domestication Effective Time"). At the Domestication Effective Time (a) each SPAC Class A Ordinary Share that was issued and outstanding immediately prior to the Domestication Effective Time converted automatically, on a one-for-one basis, into one share of Class A Common Stock of the post-Domestication SPAC, par value $0.0001 per share ("SPAC Class A Common Stock"), (b) each Class B Ordinary Share of Haymaker, par value $0.0001 per share, that was issued and outstanding immediately prior to the Domestication Effective Time converted automatically, on a one-for-one basis, into one share of Class B Common Stock of the post-Domestication SPAC, par value $0.0001 per share ("SPAC Class B Common Stock"), and (c) each then-issued and outstanding private warrant to purchase SPAC Class A Ordinary Shares prior to the Domestication converted automatically, on a one-for-one basis, into one private warrant to purchase SPAC Class A Common Stock (a "SPAC Private Warrant").

On April 8, 2026, immediately following the Domestication, Merger Sub I merged with and into Haymaker (the "Initial Merger"), with Haymaker surviving the Initial Merger as a wholly owned subsidiary of PubCo (the time at which the Initial Merger became effective, the "Initial Merger Effective Time"). At the Initial Merger Effective Time, among other things, (a) Sponsor distributed 2,800,000 shares of SPAC Class A Common Stock (the "Dothan Founder Shares") and 398,800 SPAC Private Warrants to Dothan Independent GP, LP ("Dothan Independent"), (b) each share of SPAC Class A Common Stock issued and outstanding immediately prior to the Initial Merger Effective Time was canceled and converted into one share of Class A Common Stock of PubCo, par value $0.0001 per share ("Company Class A Common Stock"), (c) each share of SPAC Class B Common Stock issued and outstanding immediately prior to the Initial Merger Effective Time was canceled and converted into one share of Class B Common Stock of PubCo, par value $0.0001 per share ("Company Class B Common Stock" and, together with the PubCo Class A Common Stock, the "Company Common Stock") and (d) each then-outstanding SPAC Private Warrant was automatically assumed and converted into a private warrant to purchase one share of Company Class A Common Stock ("Company Warrants").

On April 8, 2026, immediately following the Initial Merger, Merger Sub II merged with and into Suncrete (the "Acquisition Merger" and, together with the Initial Merger, the "Mergers", and together with the Domestication, the Warrant Redemption and all other transactions contemplated by the Business Combination Agreement, the "Business Combination" and the time at which the Acquisition Merger became effective, the "Acquisition Merger Effective Time"), with Suncrete surviving the Acquisition Merger as a wholly owned subsidiary of PubCo. At the Acquisition Merger Effective Time, among other things, (a) each share of Company Class B Common Stock issued and outstanding immediately prior to the Acquisition Merger Effective Time (other than the Dothan Founder Shares) was converted into and exchanged, on a one-for-one basis, into one share of Company Class A Common Stock, (b) PubCo issued 14,117,894 shares of Company Class A Common Stock to members of Suncrete, (c) PubCo issued 3,481,776 shares of restricted Company Class A Common Stock upon the cancelation and conversion of the incentive units granted to management of Suncrete ("Rollover Equity Awards"), (d) PubCo issued 18,414,609 shares of Company Class B Common Stock to members of Suncrete, and (e) PubCo issued 2,500,000 shares of Company Class B Common Stock to Dothan Independent. PubCo also issued to the Sponsor 179,227 shares of Company Class A Common Stock upon conversion and satisfaction of certain promissory notes previously issued by the SPAC to the Sponsor.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to applicable law, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to applicable law, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the A&R Registration Rights Agreement. In addition, the Reporting Persons and their representative(s) to the Issuer's board of directors may engage in discussions with management, the Issuer's board of directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Issuer's securities; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j)?of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of the Issuer's Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof.

Shared Sole power Shared
Sole power power to to dispose power to
Amount to vote or to vote or to or to direct dispose or
beneficially Percent direct the direct the the to direct the
Reporting Person owned of class vote vote disposition disposition
Haymaker Sponsor IV LLC 0 0% 0 0 0 0
Andrew R. Heyer 0 0% 0 0 0 0
Steven J. Heyer 0 0% 0 0 0 0

The Sponsor is the record holder of the securities reported herein. Andrew R. Heyer and Steven J. Heyer are managing members of the Sponsor. By virtue of this relationship, Messrs. Heyer and Heyer may be deemed to share beneficial ownership of the securities held of record by Sponsor. Messrs. Heyer and Heyer disclaim any such beneficial ownership except to the extent of their pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of the Issuer's Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof.

Shared Sole power Shared
Sole power power to to dispose power to
Amount to vote or to vote or to or to direct dispose or
beneficially Percent direct the direct the the to direct the
Reporting Person owned of class vote vote disposition disposition
Haymaker Sponsor IV LLC 0 0% 0 0 0 0
Andrew R. Heyer 0 0% 0 0 0 0
Steven J. Heyer 0 0% 0 0 0 0

The Sponsor is the record holder of the securities reported herein. Andrew R. Heyer and Steven J. Heyer are managing members of the Sponsor. By virtue of this relationship, Messrs. Heyer and Heyer may be deemed to share beneficial ownership of the securities held of record by Sponsor. Messrs. Heyer and Heyer disclaim any such beneficial ownership except to the extent of their pecuniary interest therein.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions of the Issuer's securities during the 60 days preceding the date of this report, except as described in Item 3 and Item 4 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Business Combination Agreement, A&R Registration Rights Agreement, and Sponsor Support Agreement and is incorporated herein by reference. Copies of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description

1 Joint Filing Agreement.
2 Business Combination Agreement (Incorporated by reference to Exhibit 2.1 to Haymaker's Current Report on Form 8-K/A, filed with the SEC on October 14, 2025).

## Signatures
- Haymaker Sponsor IV LLC: /s/ Andrew R. Heyer, Andrew R. Heyer, Managing Member (04/15/2026)
- Andrew R. Heyer: /s/ Andrew R. Heyer, Andrew R. Heyer (04/15/2026)
- Steven Heyer: /s/ Steven J.Heyer, /s/ Kate Mandrell, as conservator for Steven Heyer (04/15/2026)